UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 16, 2018

CAMTEK LTD.
___________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON SEPTEMBER 20, 2018

You are cordially invited to attend, and notice is hereby given of, a Special General Meeting of the shareholders (the "Meeting") of Camtek Ltd. (the "Company") to be held at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, on Thursday, September 20, 2018 at 16:00 PM (Israel time) for the following purposes:

(A)	To approve an amendment to the Company's Articles of Association;

(B)	To elect Prof. Chezy Ofir to serve on the Board of Directors of the Company until the conclusion of the 2019 annual general meeting of shareholders;

(C)	To elect Ms. Yael Andorn and Prof. Yossi Shacham-Diamand to serve on the Board of Directors of the Company as external directors, for a term of three years each; and

(D)	To approve equity grants to our directors who are not controlling shareholders.

Only shareholders of record at the close of business day on Monday, August 27, 2018, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), should deliver or mail (via registered mail) their completed proxy to the Company’s offices, attention: CFO, together with an ownership certificate confirming his or her ownership of the Company's shares as of the record date, which certificate must be approved by a recognized financial institution (i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000). Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder has so requested. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time fixed for the Meeting (i.e. 10:00 AM Israel time on Thursday, September 20, 2018). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your shares.

Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company (the "Articles"), the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting. If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s offices no later than twenty four (24) hours prior to the time of the Meeting (i.e. 16:00 PM Israel time on Wednesday, September 19, 2018), or – in the case of shareholders voting electronically (as described above) – no later than six (6) hours prior to the time of the Meeting.

By Order of the Board of Directors,

Moty Ben-Arie
Chairman of the Board

August 16, 2018

__________________

PROXY STATEMENT

CAMTEK LTD.
________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 20, 2018

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 0.01 nominal (par) value per share (the "Ordinary Shares" or "Shares"), of Camtek Ltd. ("we", "Camtek" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies for use at the Company's Special General Meeting of Shareholders, or at any postponement or adjournment thereof  (the "Meeting").

PURPOSE OF THE SPECIAL GENERAL MEETING

The Meeting will be held on Thursday, September 20, 2018, at 16:00 PM (Israel time), at the Company's offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel for the following purposes:

(A)	To approve an amendment to the Company's Articles of Association;

(B)	To elect Prof. Chezy Ofir to serve on the Board of Directors of the Company until the conclusion of the 2019 annual general meeting of shareholders;

(C)	To elect Ms. Yael Andorn and Prof. Yossi Shacham-Diamand to serve on the Board of Directors of the Company as external directors, for a term of three years each; and

(D)	To approve equity grants to our directors who are not controlling shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, August 27, 2018, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon the matter to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR"  the proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders whose shares are registered with a member of TASE, should deliver or mail (via registered mail) their completed proxy to the Company’s offices, attention: CFO, together with ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting (i.e., 10:00 AM Israel time on Thursday, September 20, 2018). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your shares.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 16:00 PM Israel time on Wednesday, September 19, 2018), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and the Israel Securities Authority.

QUORUM

The presence of two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, entitled to vote and holding together Ordinary Shares conferring in the aggregate at least twenty five percent (25%) of the voting rights of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to September 27, 2018, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of August 8, 2018, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Ordinary Shares; (ii) each "office holder"1, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law") of the Company (the "Office Holders") known to the Company to beneficially own more than one percent (1%) of the Company's issued and outstanding Ordinary Shares; and (iii) all Office Holders of the Company as a group.

The information contained in the table below has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have voting rights that are different from any of our other shareholders.

1 The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title and any manager who is directly subordinated to the chief executive officer.

Total "Number of Ordinary Shares Beneficially Owned" in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of August 8, 2018. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. ("Priortech") (3)	15,667,695	43.29%
Rafi Amit(4)	112,281	0.31%
Yotam Stern(5)	138,200	0.38%
Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot") (6)	2,823,478	7.80%
Office Holders as a group (9 persons)(7)	320,596	0.89%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of August 8, 2018, is 187,596.

(2)	Based upon 36,196,187 Shares issued and outstanding as of August 8 , 2018

(3)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of August 8, 2018, 2018, Mr. Rafi Amit, our Chief Executive Officer and director, holds 10.25% of Priortech issued and outstanding share capital, and Mr. Yotam Stern, our director, holds 9.33% of Priortech's issued and outstanding share capital. As a result of a voting agreement relating to approximately 35% of Priortech’s voting equity, governing inter-alia joint voting at Priortech's general meetings of shareholders and the right of first refusal among themselves, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(4)
Mr. Amit directly owns 24,560 of our Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Amit disclaims such beneficial ownership of such Shares.

(5)
Mr. Stern directly owns 108,200 of our Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Stern disclaims such beneficial ownership of such Shares.

(6)
Based on the Schedule 13G filed by Yelin Lapidot, Yair Lapidot and Dov Yelin on January 29, 2018, which presented ownership as of December 31, 2017. The 2,823,478 Ordinary Shares reported under such Schedule 13G by Yelin Lapidot are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (606,152 Ordinary Shares) and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (2,217,326 Ordinary Shares), each a wholly owned subsidiary of Yelin Lapidot (the "Yelin Lapidot Subsidiaries"). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. The Yelin Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Company's Ordinary Shares is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot, and the Yelin Lapidot Subsidiaries disclaims beneficial ownership of the Ordinary Shares covered by the abovementioned Schedule 13G. Yelin Lapidot's principle address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)
Our office holders as a group directly own 133,000 of our Shares (and 187,596 options which have vested or will vest within 60 days as of August 8, 2018). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Shares owned by Priortech), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest within 60 days as of August 8, 2018) and have therefore not been listed separately.

ITEM A

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

Background

The Company's existing Articles of Association (the "Articles") contain a provision relating to the appointment of directors who are not external directors. It is proposed to revise this provision, as detailed below.

General

The one proposed amendment to the Articles of Association is in Section 19.3(a), relating to appointment of directors, and it is marked in the revised version of the Articles attached to this Proxy Statement as Exhibit A (the "Amended Articles"); according to this Section, a director, who is not an external director in the meaning of the Companies Law, will be appointed by the annual general meeting of shareholders and will serve until the conclusion of the next annual meeting. In order to provide for a procedure that is better aligned with the practical needs of the Company, and as permitted under the Companies Law, it is proposed to revise this section so that directors will be appointed by the general meeting – which includes annual and special meetings of shareholders, and not just annual meetings;  provided that in any event such appointment of a director, who is not an external director, shall be for a term that will end at the conclusion of the next annual general meeting.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the approval of the Amended Articles.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Articles, in the form attached as Exhibit A to the Proxy Statement for the 2018 Special General Meeting of Shareholders, be approved and the Company's Articles of Association be reinstated and replaced by such Amended Articles".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM B

ELECTION OF A DIRECTOR
Background

Under the Company's Articles, our Board is to consist of not less than five (5) and not more than ten (10) directors. The Board is currently comprised of six (6) members, two (2) of them are serving as external directors under the provisions of the Companies Law.

Under the Amended Articles, if approved by our shareholders as provided for in Item A above, the appointment of directors (including directors who are not external directors) may be voted upon at either a special or annual general meeting of the Company's shareholders, for a term that commences upon their appointment by our shareholders and ends at the conclusion of the next annual general meeting of shareholders.

General

Election

Pursuant to the recommendation of our Nomination Committee, and subject to the adoption of the Amended Articles by our shareholders as provided for in Item A above, it is proposed that Prof. Chezy Ofir be elected to serve on the Company's Board of Directors, such that, if elected, the Company's Board will consist of seven (7) members.

Considering Prof. Ofir's business experience and technological expertise, the members of our Nomination Committee, as well as the full Board, believe that his appointment as a Board member will significantly enhance and contribute to the work of the Board and to the management of the Company, by providing, among others, an additional outlook on the Company's business from a broad perspective – both technological and business - and will therefore be beneficial to the Company.

In accordance with the Companies Law, a nominee for service as a director must submit a declaration to the Company prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration from Prof. Ofir, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why Prof. Ofir, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of the proposed nominee.

The following is a brief biography of Prof. Ofir, based on the information furnished by him:

Chezy Ofir has over 25 years of business consulting experience and served as a director at various companies, including as an external director of Adama Agricultural Solutions Ltd. from 2012 until 2015, a director at Shufersal Ltd. (TASE: SAE) from 2004 to 2010, acting Chairman nominated by the board of directors of the Israeli Postal Bank Company Ltd. from 2014 to 2017. As of 2016, Prof. Ofir serves as a director in Soda Stream (Nasdaq: Soda) and at Hadassah Medical Centers (Ein-Karem, Jerusalem) and as of 2013 – as a director at Micronet and at MICT Technologies, Inc. (Nasdaq: MICT). Prof. Ofir is a Professor and faculty member at the School of Business Administration, The Hebrew University of Jerusalem. Prof. Ofir holds a B.Sc. and M.Sc. in Engineering from Ben-Gurion University, M.Phil. and Ph.D. in Business Administration from Columbia University.

Compensation

Cash

On August 9, 2018 our Board resolved that, if elected, Prof. Chezy Ofir will receive cash remuneration in sums which are identical to the remuneration paid by us to our four  directors who are not controlling shareholders –these sums are set in accordance with regulations promulgated under the Companies Law in connection with compensation to external directors (the "Remuneration Regulations"), are based on the amount of the Company’s capital, and are currently in the following amounts: NIS 70,000 (approximately $19,009) as annual fee, NIS 2,600 (approximately $706) as in-person participation fee, NIS 1,560 (approximately $423) for conference call participation and NIS 1,300 (approximately $353) for written resolutions.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in the Remuneration Regulations, and the maximum amounts of such fees as set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations").

The above-mentioned cash remuneration is in line with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), according to which each of the Company's non-executive (and non-controlling) directors is entitled to receive cash fees which include annual and participation fees.

Equity

In addition to the cash remuneration, and subject to the approval of the Company's shareholders, it is proposed that Prof. Ofir shall be entitled to receive an equity grant equal to that proposed to the other directors, who are not controlling shareholders; all as detailed under Item D below.

As of the date hereof, Prof. Ofir does not beneficially own any of our Shares or hold equity convertible into shares.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the election of Prof. Ofir to serve as a member of our Board.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Prof. Ofir be, and he hereby is, elected to serve as a director for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders".

The Board recommends a vote FOR approval of the proposed resolution.

ITEM C

ELECTION OF TWO (2) EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of Israel are generally required to appoint at least two external directors. Each committee of a company's board of directors empowered to exercise the board of directors authorities is required to include at least one external director, except for the audit committee and the compensation committee, which must be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee.

General

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two (2) years preceding that date, any affiliation (as such term is defined in the Companies Law) with the company; any controlling shareholder of the company at the date of such person's appointment; a relative of a controlling shareholder; or any entity controlled, at the date of such person’s appointment or during the two (2) years preceding that date, by the company or by a controlling shareholder of the company.

A "relative" is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or may otherwise interfere with his ability to serve as an external director.

The Companies Law provides that prior to a shareholders meeting in which the appointment of an external director is to be considered, the nominee must declare that he or she complies with the qualifications necessary for appointment as such. The Company has received such declarations from each of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand, who are now nominated for service as external directors of the Company, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

Term

In general, external directors serve a three (3) year term, which may then be extended for two (2) additional three (3) year periods, provided that such external director was nominated by the Board of Directors for such additional term, and such additional term was approved in accordance with the approvals required under the Companies Law for election of external directors. Thereafter, in accordance with the Relief Regulations, an external director may be appointed for additional terms of service of not more than three years each, provided that: (a) a company's audit committee, followed by the board of directors, have approved that, considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment of such external director for an additional term of service is beneficial to the company; (b) the appointment of such external director for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

The terms of service of the Company's current external directors, Ms. Gabi Heller and Mr. Koriat, are due to expire on September 12, 2018.

In light of the upcoming expiration of the terms of service of our current external directors, our Nomination Committee has conducted a comprehensive process for selection of appropriate candidates to fulfill the positions of external directors once the terms of service of Ms. Heller and Mr. Koriat expire.

In the framework of such process, our Nomination Committee reviewed applications and resumes received from various candidates for service an external directors, few of which, which the Nomination Committee considered most suitable for the position, were invited for a face-to-face interview with the Committee members. Among others, the Committee conducted the appropriate and necessary inquiries into the backgrounds and qualifications of these candidates, including their experience, skills, expertise and/or familiarity with the Company's field of business, personal and professional integrity, independent judgment and industry reputation, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that it considered appropriate in the context of the needs of the Board.

Pursuant to the aforementioned process, and also taking into account, inter alia, the composition and structure of the Board and the aspiration that it reflects the appropriate balance of knowledge, experience, skills, expertise and diversity, our Nomination Committee has recommended that each of Ms. Yael Andorn and Prof. Yosi Shacham-Diamand be elected as external directors of the Company.

In making its recommendation, our Nomination Committee took into account (i) with respect to Ms. Andorn, her considerable experience in the field of finance and in depth financial expertise; and (ii) with respect to Prof. Shacham-Diamand, his extensive experience in the field of electronic engineering and exceptional expertise in the field of semiconductors.

Taking into account the aforementioned considerations, the Nomination Committee is of the opinion that the appointment of each of Ms. Andorn and Prof. Shacham-Diamand as external directors of the Company will significantly contribute to the work of the Company's Board of Directors and its committees, both from a technological and business perspective, and will therefore be beneficial to the Company.

If elected, pursuant to the provisions of the Companies Law, Ms. Andorn and Prof. Shacham-Diamand will serve as our external directors for a term of three (3) years each, beginning on the date of the Meeting and ending three (3) years thereafter, after which they may be re-elected to serve in this capacity for additional terms, in accordance with and subject to the approvals required under the Companies Law.

Financial and Accounting Expertise

Under the Companies Law, generally at least one of the external directors must have "accounting and financial expertise" and each external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Companies Law); The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have "accounting and financial expertise" or "professional qualifications". The Board of Directors of the Company has determined that Ms. Yael Andorn has the requisite "accounting and financial expertise" and that Prof. Yossi Shacham-Diamand has the requisite "professional qualifications" to serve as external directors.

The following are brief biographies of Ms. Andorn and Prof. Shacham-Diamand, based upon the records of the Company and information furnished to it by each of them:

Yael Andorn has extensive financial experience. Yael Andorn is the founder and CEO of CapitalA, provider of customized solutions for global and local investments. Ms. Andorn serves on the Boards of Directors of public companies: El-Al Airlines, Castro and Elron Electronic Industries and has served in the past on private and public boards including Midroog-Moody's Rating, Oil Refineries (Bazan),  Retalix,  The National Lottery, Clal Health Insurance and Clal Credit Insurance, and as head of the Investment Committee of the Teacher’s Saving Fund. Yael Andorn served as director general of Israel’s Ministry of Finance between 2013 and 2015 and as Partner at Viola Credit, a tech-oriented Credit Credit Fund between 2012 and 2013. Between 2005 and 2011 Yael Andorn served as CEO at Amitim, an institutional long-term savings entity, where she devised and executed local and foreign investment strategy for $50BN AUM. Furthermore, she served on the investment committee. In 2009 she was appointed by the commissioner of capital markets to plan and execute reconstruction of H’aal, a distressed pension fund. Earlier in her career, Yael Andorn held several positions at Israel’s Ministry of Finance Budget Department, as well as positions with Bank of Israel and IDF 8200 Intelligence Unit. Yael Andorn holds a Bachelor of Economics as well as a Master in Business Administration from the Heberew University of Jerusalem, and completed the JFK School of Government Program for Local Authorities and Government Officials at Harvard Kennedy School.

Yossi Shacham-Diamand has broad experience as a faculty member and as a consultant in the semiconductor industry. Since 2001, Prof. Shacham-Diamand serves as The Bernard L. Schwartz Academic Chair for nano scale information technologies in the Department of Electrical Engineering - Physical Electronics, and in the Department of Material Science and Technology, Faculty of Engineering, Tel Aviv University. Prof. Shacham-Diamand currently serves on the advisory board of CartaSense Ltd. and SolChip Ltd., and previously served as consultant to numerous manufacturing companies such as: Zoran Inc., Intel Inc., Applied Materials Inc., Nova Instruments Inc., as well as to numerous investment and holding companies in Israel and abroad. Prof. Shacham-Diamand previously served on the board of directors of PCB Ltd. (today, Priortech Ltd.) and "RAMOT" by Tel Aviv University. In addition, in 2012 Prof. Shacham-Diamand was the head of the industrial affiliation program, Faculty of Engineering, from 2008 to 2012 Prof. Shacham-Diamand served on the university Board of Governors, from 2007 to 2011 served as the Head of the Department of Physical Electronics, faculty of Engineering and from 2009 to 2011 served as the Vice-dean of the faculty of engineering. Prof. Shacham-Diamand served on the University patent committee from 2006 to 2010, as the director of Tel-Aviv University research institute for Nano-Science and nano-technologies from 2001 to 2004 and as the Academic Director of the Micro Technologies Laboratory, Faculty of Engineering, Tel-Aviv University, from 2000 to 2001.Since 2018, Prof. Shacham-Diamand serves as a visiting professor at the Department of Electronics and Telecommunication, The Politecnico di Torino, Torino, Italy, and since 2012, serves as a distinguished international Chair Professor in Feng Chia University, Taichung, Taiwan. Between 2012 to 2013 Prof Shacham-Diamand served as a Visiting Professor in CNR-IMM, Rome, Italy and between 2004 to 2005, Prof. Shacham-Diamand served as a Visiting Professor in Waseda University, Tokyo, Japan. From 2001 Prof. Shacham-Diamand is a full Professor at Tel Aviv University, and previously, from 1997 to 2001 served as an associate Professor in the Tel Aviv University, from 1989 to 1996 served as an assistant Professor in Cornell university, Ithaca NY, USA and from 1987 to 1989 served as a senior lecturer in the Technion Institution.  Since 2014 Prof Shacham-Diamand serves as a member of the MAGNET committee, Ministry of trade and Industry. Prof. Shacham-Diamand holds D.Sc. EE, M.Sc. EE, and B.Sc. EE (Summa-cum Laude), all from the Technion- Israel Institute of Technology, Haifa, Israel, and also completed a postdoctoral research at U.C. Berkeley, CA, USA.

Each of Ms. Andorn and Prof. Shacham-Diamand qualify as an independent director as defined by the rules and regulations of the NASDAQ Stock Market, and also in accordance with the Companies Law.

The Company is not aware of any reason why any of the two (2) nominees, if elected, would be unable or unwilling to serve as external director. If elected, the external directors will receive cash remuneration as described below.

Compensation to our External Directors

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations and the Alleviation Regulations, based on the classification of a company according to the amount of its capital. In addition, a company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations, referred to under the Remuneration Regulations.

The compensation of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three (3)-year period during which he or she is in office.

Cash

On August 9, 2018, following approval by our Compensation Committee, our Board of Directors resolved that during their term of service (assuming that they will be elected as our external directors as set forth above), Ms. Yael Andorn and Prof. Shacham-Diamand shall receive cash remuneration in the same amounts as received by our other directors, who are not controlling shareholders, which is currently in the following sums: NIS 70,000 (approximately $19,009) as annual fee, NIS 2,600 (approximately $706) as in-person participation fee, NIS 1,560 (approximately $423) for conference call participation and NIS 1,300 (approximately $353) for written resolutions.

As these amounts are included in the range between the fixed amounts of the annual and participation fees as set forth in the Remuneration Regulations, and the maximum amounts of such fees as set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which each of our non-executive (and non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

Equity

In addition to the cash remuneration, and subject to the approval of the Company's shareholders, it is proposed that each of Ms. Yael Andorn and Prof. Shacham-Diamand shall be entitled to receive an equity grant equal to that proposed to the other directors, who are not controlling shareholders, as detailed under Item D below.

As of the date hereof, Ms. Andorn and Prof. Shacham-Diamand do not beneficially own any of our Shares or hold equity convertible into shares.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal, in person, by proxy or by electronic voting, is necessary for the approval of the election of Prof. Yossi Shacham-Diamand and Ms. Yael Andorn as external directors. In addition, the shareholders' approval must either include at least a majority of the Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent (2%) of the outstanding Shares.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family, or the immediate family of a shareholder's spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Priortech and Messrs. Amit and Stern, who are deemed to control Priortech) is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The election of each of the two (2) nominees shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Ms. Yael Andorn be, and she hereby is, elected to serve as external director of the Company, for a term of three years, to commence on September 20, 2018 and that will end on September 19, 2021"; and

"FURTHER RESOLVED, that Prof. Yossi Shacham-Diamand be, and he hereby is, elected to serve as external director of the Company, for a term of three years, to commence on September 20, 2018 and that will end on September 19, 2021”.

 The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM D

EQUITY GRANTS TO OUR DIRECTORS WHO ARE NOT CONTROLLING SHARHOLDERS

Background

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he is engaged with the Company) must generally be consistent with the company's compensation policy, and generally requires the approval of the company's compensation committee, board of directors and shareholders.

General

On August 9, 2018, following approval by our Compensation Committee, our Board of Directors resolved that, subject to the approval by our shareholders of the election of each of Prof. Ofir, Ms. Andorn and Prof. Shacham-Diamand as directors of the Company, and to shareholders’ approval of the equity grants to our directors proposed herein, each of the Company's directors, except for directors who are controlling shareholders - i.e., each of Mr. Ben-Arie, Mr. Bendoly, Prof. Ofir, Ms. Andorn, and Prof. Shacham-Diamand - shall be entitled to receive an equity grant comprised of three thousand two hundred and twenty nine (3,229) Restricted Share Units (the "Directors' RSUs").

If approved by our shareholders, the Directors' RSUs shall be granted on the date of the Meeting (the "Grant Date"). The Directors’ RSUs shall vest over a period of three (3) years, on a quarterly basis, with one twelfth (1/12) of the total amount granted vested each calendar quarter, beginning three (3) months following the Grant Date, and then on each of the following calendar quarters. The Directors' RSUs will be granted under the Company's 2018 Share Incentive Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance.

The annualized value of the proposed equity grant for each of Mr. Ben-Arie, Mr. Bendoly, Prof. Ofir, Ms. Andorn and Prof. Shacham-Diamand, using the fair value as of the date of its approval by the Board (August 9, 2018), is approximately ten thousand (10,000) USD.

Our Compensation Committee and Board believe that the proposed grant of Directors' RSUs is in the Company's best interests and is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our directors (who do not have controlling interest) through the grant of equity, while taking into account the interests of the Company's investors and the effect of such equity grant on the dilution of our shareholders.

When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations detailed in our Compensation Policy, including: comparable industry data; data of peer companies in our industry; the responsibilities and duties performed by our non-controlling directors; their current and expected contribution to the work of the Company's Board of Directors and its committees; and the anticipated importance of each of them to the future growth of the Company. In addition, in analyzing the information concerning the equity compensation received by directors (with no controlling interest) of peer-group companies, the members of our Compensation Committee and Board noted that the annualized fair value of the proposed grant of Directors' RSUs is in line with the levels of equity grants made to non-controlling directors of such peer-group companies.

Also, the proposed Directors’ RSUs are in line with the  Compensation Policy, according to which each of the Company's non-executive (and non-controlling) directors may be entitled to receive equity based compensation, the annual value of which shall not exceed thirty thousand (30,000) USD, and which shall vest in quarterly installments.

In accordance with the resolutions made by our Compensation Committee and Board of Directors, it is the Company’s intention that all directors with no controlling interest, currently serving or elected to serve at the Meeting, receive the Director’s RSUs, and therefore the approval of the Directors’ RSUs for all such directors shall be voted upon together at the Meeting.

In addition, in accordance with applicable law, to the extent that the election of the external directors proposed under Item C is not approved by our shareholders, then the grant of the Directors' RSUs to all directors (with no controlling interest) shall be deemed revoked.

As of the date hereof, Mr. Bendoly holds two hundred and forty (240) of our Ordinary Shares. Except for said ownership by Mr. Bendoly, as of the date hereof, neither Ms. Andorn nor any of Messrs. Ben-Arie, Bendoly, Shacham-Diamand and Ofir beneficially own any of our Shares or hold equity convertible into shares.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the grant of the Director’s RSUs to each of Mr. Ben-Arie, Mr. Bendoly, Prof. Ofir, Ms. Andorn and Prof. Shacham-Diamand.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the  grant of 3,229 Restricted Share Units to each of Mr. Ben-Arie, Mr. Bendoly, Prof. Ofir, Ms. Andorn and Prof. Shacham-Diamand, all upon terms described in Item D of the Proxy Statement for the 2018 Special General Meeting of the Company's shareholders".

The Board recommends a vote FOR approval of the proposed resolution.

As each of Messrs. Bendoly and Ben-Arie has a personal interest in the foregoing proposed resolution regarding his grant of equity, each of them refrained from making a recommendation with respect to his own grant of equity.

By Order of the Board, Moty Ben-Arie Chairman of the Board August 16, 2018

Annex A

THE COMPANIES LAW, 5759-1999

Articles
of
Camtek Ltd.

1.	Interpretation And Definitions

1.1	In these Articles each term specified below shall have the definition appearing beside it, except if the context otherwise dictates.

including	including without limitation

The Companies Law	the Companies Law, 5759-1999, as shall be in effect from time to time, and the Regulations.

The Office	the registered office of the Company.

Majority	(1) with respect to voting at meetings of the Shareholders - a simple majority determined in accordance with the voting rights attached to the Shares; provided, however, that abstaining votes are not counted;

(2) with respect to voting at meetings of the Board of Directors or any committee thereof - a simple majority determined in accordance with the number of voting Directors; provided, however, that abstaining votes are not counted.

Officer	an Office Holder (“Noseh Misra”), as defined in the Companies Law.

Presence of a Shareholder [at a General Meeting]	the presence of a Shareholder in person or by proxy.

Proxy Card	as the term is used in the Companies Law (“Ktav Hatzba'ah”) or any other applicable law.

The Regulations	Regulations promulgated under the Companies Law, as shall be in effect from time to time.

Share Certificate	(“Te’udat Menaya”) as the term is used in the Companies Law.

1.2	Capitalized terms contained in these Articles shall have the meanings assigned to them herein; capitalized terms not defined herein shall have the meaning assigned thereto in the Companies Law, as shall be in effect from time to time.

1.3	Sections 4,5,6,7,8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4	The captions contained in these Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation or construction of any provision hereof.

2.	The Name Of The Company

In Hebrew:	קמטק בע"מ

In English:	Camtek Ltd.

3.	The Objectives Of The Company And Its Purpose

3.1	The Company may conduct any legal business.

3.2	The Company may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

4.	The Authorized Share Capital Of The Company

4.1	The authorized share capital of the Company is NIS 1,000,000, divided into 100,000,000 Ordinary Shares of NIS 0.01 each. All Ordinary Shares issued by the Company shall be issued in registered form.

4.2	The rights attached to the Ordinary Shares will be all the rights in the Company, and Ordinary Shares shall entitle the holders thereof to vote at shareholders’ meetings and to participate, parri passu and in accordance with the nominal value of the Ordinary Shares held by such Shareholder, in distributions of dividends and in distributions of funds and surplus assets in the liquidation of the Company.

4.3	The Company may, by resolution adopted by a Majority of the Shareholders voting at the General Meeting, increase the authorized share capital of the Company, and may cancel authorized share capital that has not been issued if there is no undertaking of the Company, including a contingent undertaking, to issue such shares.

4.4	Subject to the provisions of the Companies Law, the Company may, by a resolution adopted by a Majority of the Shareholders voting at the General Meeting, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, et cetera.

4.5	The Company may, by resolution adopted by a Majority of the Shareholders voting at a General Meeting, consolidate, divide and/or redistribute the share capital of the Company to shares without any par value and/or to shares with a higher or lower par value and/or to different classes of shares.

5.	Liability Of The Shareholders

5.1	The liability of a Shareholder for the obligations of the Company will be limited to the amount of the consideration (including the premium) for which his shares were issued to him, but not less than the par value of such shares; except in the event that said shares have been issued to him lawfully for a consideration which is below the par value, in which event his liability will be limited to the amount of the consideration for which said shares were issued to him.

5.2	The Company may not alter the liability of a Shareholder or obligate him to acquire additional shares, without his consent.

6.	Amending The Articles

6.1	The Company may amend these Articles by resolution of the Majority of the Shareholders voting at a Special Meeting, except as otherwise provided in the Companies Law.

6.2	Any amendment to these Articles will become effective on the date of the resolution adopting such amendment, unless the Companies Law or said resolution provides that such amendment will come into force at a later time.

6.3	The Company may not amend a provision contained in these Articles requiring a special majority to amend or to change these Articles or any provision hereof, except by a resolution of the General Meeting adopted by that majority.

7.	Transactions With An Officer or A Controlling Person

Subject to the provisions of the Companies Law, the Company may enter into a transaction with an Officer and/or a Controlling Person, or with another person with respect to which the Officer and/or the Controlling Person has a Personal Interest, provided that such transaction does not adversely affect the interests of the Company.

8.	Exemption, Insurance And Indemnification

8.1	Granting an Exemption from the Duty of Care

The Company may grant an Officer, in advance, an exemption from his liability, in whole or in part, for damages resulting from a breach of his duty of care to the Company, subject to and in accordance with the provisions of the Companies Law, and provided that the Company shall not exempt any Officer from liability arising from any of the following:

(a)	a breach of the duty of loyalty, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

(b)	a breach of the duty of care made intentionally or recklessly (“pzizuth”), unless committed through mere negligence;

(c)	any Action taken with the intention of making an unlawful personal gain; or

(d)	a fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings (“Kofer”) imposed on such Officer.

8.2	Insurance

(1)	The Company may, subject to and in accordance with the provisions of the Companies Law, enter into an insurance policy to insure all or part of the liability of any Officer imposed upon him by virtue of an Action taken by him in his capacity as an Officer, with respect to any of the following:

(i)	Breach of duty of care to the Company, or to another person;

(ii)	Breach of duty of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that such act would not adversely affect the interests of the Company.

(iii)	A financial obligation imposed upon the Officer in favor of another person.

(2)	Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, 5728-1968 (the "Securities Law"), the Company may also enter into a contract to insure an Officer, in respect of each of the following:

(i)	Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(ii)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

8.3	Indemnification

(a)	Subject to the provisions of the Companies Law and the Securities Law, the Company may indemnify an Officer with respect to liabilities or expenses, as specified below, imposed on or incurred by him as a result of an Action taken in his capacity as an Officer, as follows:

(1)	A financial liability imposed upon him in favor of another person by a court judgment, including a judgment given by way of compromise, or an arbitration award approved by court;

(2)	Reasonable litigation expenses, including attorney's fees, incurred by the Officer or imposed upon him by a court, in a claim filed against him by the Company or on the Company’s behalf, or by another person, or in connection with a criminal charge from which he was acquitted, or a criminal charge in which he was convicted of an offense that does not require proof of criminal intent (mens rea);

(3)	Reasonable litigation expenses, including attorney’s fees, incurred by him as a result of an investigation or proceeding instituted against him by a competent authority, which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

(4)	Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(5)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

(b)	The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Officers, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

(c)	The Company may undertake to indemnify an Officer as aforesaid, (i) prospectively, provided that in respect of Article 8.3(a)(1), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (ii) retroactively.

The provisions of Articles 8.1, 8.2 and 8.3 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

9.	Securities Of The Company

9.1	General

The Company may have shares of different classes, redeemable Securities, Debentures, Secured Debentures, Series of Debentures or other Securities.

9.2	Redeemable Securities

(a)	The Company may create and/or issue redeemable Securities.

(b)	The Company may attach to redeemable securities the characteristics of shares, including voting rights and/or rights to participate in profits of the Company and/or the right to receive dividends or bonus shares and/or other rights, or additional rights attached to the shares of the Company.

(c)	The Company may redeem redeemable Securities in an amount, at the times, in the form, and from the sources specified by resolution of the Company.

(d)	Redeemable Securities will not be deemed part of the equity of the Company, unless the right of the Company to redeem such Redeemable Securities has been limited to the winding-up of the Company after having satisfied all of the obligations of the Company to its creditors. In the event that the right of redemption has been limited as aforesaid, the provisions of sub-Article (c) above will not apply, and the Company may redeem such Redeemable Securities in the same fashion as it may acquire shares of the Company.

10.	Issuance Of Securities

10.1	The issuance of shares and other Securities shall be in the authority of the Board of Directors, subject to the provisions of the Companies Law.

10.2	The Board of Directors may issue shares and convertible Securities up to the limit of the authorized share capital of the Company, assuming the conversion of all convertible Securities at the time of their issuance.

10.3	The Board of Directors may issue shares for cash or for other consideration, against immediate or subsequent payment.

10.4	The Board of Directors may issue Debentures, Secured Debentures or Series of Debentures, within the scope of its authority to borrow on behalf of the Company. The aforesaid does not preclude the authority of the General Manager or any other person designated for such purpose by the Board of Directors to borrow on behalf of the Company and to issue Debentures, promissory notes, or bills of exchange within the limits of his authority.

10.5	The Board of Directors will not issue a share the consideration for which is not to be paid in full in cash, unless the consideration for the shares has been detailed in a written document.

10.6	The Board of Directors may issue shares at a price below their par value, subject to the provisions of the Companies Law.

10.7	The Company may, by resolution of the Board of Directors, pay a commission for underwriting and/or subscription and/or consent to subscribe and/or to underwrite shares or Securities of the Company, whether conditional or not. Such commission may be paid in cash and/or in shares and/or other Securities, or any combination thereof.

10.8	The Board of Directors will arrange for the registration of the issuance of shares in the Shareholders Register immediately upon their issuance.

11.	Share Certificate

11.1	A Shareholder registered in the Shareholders Register may receive from the Company, with respect to the fully paid-up shares registered in his name in the Shareholders Register, one (1) Share Certificate confirming such Shareholder's ownership in the shares registered in his name, or, if approved by the Board of Directors, several Share Certificates each for one or more of such shares.

11.2	A Share Certificate will be issued bearing the signatures of those persons authorized to sign on behalf of the Company.

11.3	A Share Certificate in the name of two or more persons will be delivered to the person whose name appears first in the Shareholders Register.

11.4	In the event that a Share Certificate is lost, defaced or spoiled, a new one may be issued in its place once the Shareholder requesting the replacement has fulfilled the conditions with respect to proof of the aforesaid, indemnification, etc., as determined by the Board of Directors.

11.5	The Board of Directors will determine the amount of the fee to be paid to the Company for issuing more than one Share Certificate to each Shareholder and/or for exchanging a Share Certificate.

11.6	The Board of Directors of the Company will specify the form, the content and the method of preparing or printing the Company's Share Certificates, except where the aforesaid is specified by the Regulations.

12.	Reserved

13.	Calls on Shares

13.1.	The Board may, from time to time, at its discretion, make calls upon Shareholders in respect of any sum unpaid on their shares (hereinafter: an “Obligation”) which has become due or which is not, by the terms of issuance of which shares, payable at a fixed time. Each Shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. A call may contain a call for payment in installments.

13.2	Notice of any call shall specify the amount of the Obligation and shall be given in writing to the Shareholder(s) in question not less than fourteen (14) days prior to the time of payment as fixed therein, provided that at any time before the due date of any such payment the Board may, by a notice to the Shareholder(s), revoke such call, or postpone the designated date(s) of payment.

13.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

13.4	If under the terms of issue of any share or otherwise, the payment in respect of such share is to be made in whole or in part by installments, whether such payment is at premium or at nominal value, then each such installment shall be paid to the Company on the due date for payment thereof, and it a call shall be deemed made by the Company with proper notice on such shares with respect to each such installment, and the provisions in these Articles which concern the call on shares shall be applicable to such installments.

13.5	Any Obligation shall bear interest from the date on which it is payable until actual payment thereof at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M. Notwithstanding the aforementioned, the Board of Directors may waive the interest payments in whole or in part.

13.6	The Board of Directors may, upon adoption of a resolution to such effect, allow any Shareholder to prepay any amount not yet payable in respect of his shares, and may approve the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

13.7	The provision of this Article 13 shall in no way derogate from any rights or remedies the Company may have pursuant to these Articles or any applicable law.

14.	Charge, Forfeiture and Surrender

14.1	The Company shall have a charge, first in rank, over all the shares which are registered in the name of a shareholder but which are not fully paid, as well as over the proceeds from their sale, for the purpose of securing an Obligation of such a shareholder to the Company, whether personally or jointly with others, whether or not payment is due. The above mentioned charge shall apply to all the dividends declared from time to time on such shares, unless otherwise decided by the Board.

14.2	The Board of Directors may, upon the adoption of a resolution to such effect, forfeit any shares issued with respect to which an Obligation exists and has not been paid by its due date, and following such forfeiture may sell the forfeited shares.

16.	Transfer Of Shares

16.1	Shares and other Securities of the Company may be transferred subject and pursuant to the provisions of this Article 16.

16.2	Subject to the provisions of this Article 16, fully paid shares may be transferred without approval of the Board of Directors.

16.3	A share may be transferred in whole only, and not in part; however, if a share(s) has joint owners, any of the joint owners may transfer his rights in the share(s).

16.4	A transfer of shares shall require the delivery to the Company of a share transfer deed signed by the transferor and the transferee. If the Board of Directors does not refuse or decline to register such transfer of shares in accordance with the provisions of these Articles, the Company will register the transfer of shares in the Shareholders Register as soon as is practicable. The transferor will remain a the owner of the shares to be transferred, until the name of the transferee is recorded in the Shareholders Register as the owner of the shares.

16.5	A share transfer deed will be in the form specified below or such similar or other form approved by the Board of Directors.

Share Transfer Deed

We, the undersigned, _____________________ of _____________ _________________ (hereinafter: the “Transferor”) hereby transfer to ______________ of _____________________________________ (hereinafter: the “Transferee”)  _______ Shares of NIS  ___ each in the undertaking called Camtek Ltd. to hold unto the Transferee, subject to the conditions under which we held the same immediately before the execution hereof, and we, the Transferee, do hereby agree to accept and take the said Shares subject to the conditions aforesaid.

In Witness Whereof we have affixed our signature on this ___ day of the month of ________ year 20__.

Signature of the Transferor _______________

Witness to the signature: _________________

Signature of the Transferee _______________

Witness to the signature: _________________

16.6	The Board of Directors may:

(a)	refuse to transfer a share with respect to which an Obligation exists;

(b)	suspend the registration of share transfers in the 10 (ten) days prior to convening a General Meeting;

(c)	decline to recognize a share transfer deed until a Share Certificate for the shares transferred, or other proof that the Board of Directors may demand in order to clarify the ownership of the transferor, shall be attached to the shares being transferred;

(d)	decline to transfer shares until the Company has been paid a transfer fee as specified by the Board of Directors.

16.7	All Share Transfer Deeds will be delivered to the Company at the Office. A Share Transfer Deed which is recorded in the Shareholder Register will remain with the Company, and any Share Transfer Deed which the Board of Directors refuses or declines to approve will be returned, upon demand, to whomever delivered it to the Company, together with the Share Certificate, if delivered.

16.8	The person entitled to shares by an act of law is entitled to be recorded in the Shareholders Register as a Shareholder thereof.

17.	The Organs Of The Company And Their Authority

17.1	The organs of the Company are:

(1)	The General Meeting;

(2)	The Board of Directors; and

(3)	The General Manager, if the Company has appointed a General Manager.

17.2	The authorities of the different organs of the Company will be as specified in the Companies Law and in these Articles.

17.3	Each organ of the Company has all the ancillary rights required for implementing his or its authority.

17.4	An authority not assigned in these Articles or in the Companies Law to another organ of the Company may be exercised by the Board of Directors, which shall have a residual authority.

17.5	An action taken without authority or in excess of authority may be approved retroactively by the proper organ of the Company.

18.	General Meeting

18.1	The place of the General Meeting

(a)	The General Meeting will take place in Israel.

(b)	If the shares of the Company have been offered to the public outside of Israel or are registered or listed for trade outside of Israel, a General Meeting may also be conducted outside of Israel if the Board of Directors so resolves.

18.2	Participation in the General Meeting

(a)	Subject to the provisions of the Companies Law, a Shareholder may participate in the General Meeting.

(b)	A Shareholder entitled to participate in a General Meeting will be one who is a Shareholder at the date determined by the Board of Directors, subject to the Provisions of the Companies Law and the Regulations.

(c)	A Shareholder who is not registered in the Shareholders Register and who wishes to vote at a General Meeting shall prove to the Company his ownership in the shares, in the method specified in the Regulations.

(d)
A Shareholder who is the registered owner of more than one share of the Company may appoint different proxies for different shares of which he is the registered owner, provided that with respect to each specific share, only one person - who may be either the Shareholder or a duly appointed proxy - may be present and vote at any General Meeting.

(e)	A company or other corporate legal entity may authorize any person to be its representative at a General Meeting byor execute and deliver a proxy on its behalf.

(f)	In the event a share is jointly owned, the joint owner whose name appears first in the Share Registry may participate in the General Meeting. If he is not present at the General Meeting, the joint owner whose name appears thereafter may participate in that General Meeting, and so forth.

(g)	A Shareholder shall designate a proxy by signing an instrument of proxy in the form specified below, or in a similar or customary form which is acceptable to the Board; or, if shares of the Company are traded outside of Israel, in a form which is in accordance with the applicable laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

To: _________(the Company)

Appointment Of Proxy

I/we the undersigned, ____________ of ____________, the owner of _____ Ordinary Shares in the Company, hereby appoint __________, ID / Company No. __________, or in his absence ___________, ID No. ___________, as our proxy to participate and vote in the General Meeting of the Company convened for the __ day of __________, ____, and in any adjourned meeting, with respect to _______ of my aforesaid Ordinary Shares.

In witness whereof, we have affixed our signature on this ___ day of _________, 20__.

____________________
[Shareholder’s Signature]

(h)
The appointment of a proxy will be valid only if the proxy appointment notice is delivered to the Office or to another place specified by the Board of Directors  24 hours prior to the beginning of the meeting or presented to the Chairman at such meeting.

(i)	If both a Shareholder and his proxy are present at a General Meeting with respect to the same shares, the appointment of the proxy shall be void with respect to such shares.

(j)	A vote cast in accordance with the instructions contained in any instrument appointing a proxy shall be valid, notwithstanding the death of the grantor or the revocation of the proxy, unless notice in writing of the death or revocation had been received at the office of the Company, or by the chairman of the meeting, prior to the vote.

(k)	In the case of any dispute with respect to the right to participate in the General Meeting, the Chairman of the meeting will decide and his decision will be final and binding.

(l)	The Chairman of the General Meeting may prevent the participation therein of a person who is neither a Shareholder nor a proxy of a Shareholder, unless the General Meeting shall otherwise resolve. The General Meeting may resolve to prohibit the participation of a person who is neither a Shareholder nor a proxy of a Shareholder.

18.3	Annual Meeting

(a)	Convening an Annual Meeting

(1)	The Company will conduct each year an Annual Meeting (to the extent required by the Companies Law, no later than 15 (fifteen) months following the previous Annual Meeting).

(2)	If the Board of Directors does not convene an Annual Meeting as aforesaid, any Shareholder or Director may apply to the court to order that a Meeting be convened.

(3)	If it is impractical to convene an Annual Meeting or to conduct it in the manner fixed in these Articles and/or the Companies Law, the court may, upon application by the Company, by a Shareholder entitled to vote at the General Meeting or by a Director, order that the Meeting be convened and conducted in the manner specified by the Board of Directors.

(b)	Agenda

(1)	The agenda of an Annual Meeting will include a discussion of the audited financial statements and the report of the Board of Directors, and may also include the following:

(i)	the appointment of Directors;

(ii)	the appointment of an Auditor;

(iii)	any other matter specified by the Board of Directors;

(iv)	any matter requested by shareholders of the Company holding at least 1% of the voting rights of the Company, provided that the matter is appropriate;

(2)	Resolutions may be adopted at an Annual Meeting only in those matters specified in the agenda.

18.4	Special Meetings

(a)	Convening a Special Meeting:

(1)	The Board of Directors will convene a Special Meeting:

(i)	upon its resolution to such effect;

(ii)	upon a demand made by the lesser of (a) 2 (two) Directors or (b) one-fourth of the Directors then serving;

(iii)	upon a demand made by Shareholders holding shares constituting at such time at least: (a) 5% (five percent) of the issued share capital and 1% (one percent) of the voting rights of the Company; or (b) 5% (five percent) of the voting rights of the Company;

(2)	If a demand is made to the Board of Directors to convene a Special Meeting as aforesaid, it will convene such Meeting within 21 (twenty-one) days from the date of the demand, to a date specified in the invitation which will be not earlier than 21 (twenty-one) days and not later than 35 (thirty-five) days from the date of publishing the notice of the General Meeting, or from such other date specified in the Regulations with respect to General Meetings in which it is possible to vote by way of Proxy Card.

(3)	In the event that the Board of Directors fails to convene the Special Meeting, then the Director(s) who demanded the meeting, or part of the demanding Shareholder(s) that hold at least half of the voting rights of such demanders, may convene the Special Meeting; provided, however, that the meeting will not take place later than 3 (three) months from the date of the demand for such meeting.

A Special Meeting as aforesaid will take place, insofar as possible, in the same fashion as a General Meeting convened by the Board of Directors.

In the event such a meeting has been convened, the Company shall bear the reasonable expenses necessary to convene the meeting which were incurred by the Director or the demanders, as the case may be, and the Directors responsible for not convening the meeting will reimburse those expenses to the Company.

(b)	Agenda

(1)	The agenda at a Special Meeting will be set by the Board of Directors; and if the Special Meeting is convened upon demand as specified in sub-Article(a) above, those matters specified by the Directors or Shareholders who demanded that the Special Meeting be convened shall be included in the agenda, provided that such matters are suitable, in accordance with the Companies Law and these Articles, to be included in the agenda of a General Meeting.

(2)	Only matters included on the agenda will be discussed at a Special Meeting.

18.5	Notice of a General Meeting and the Date for its Publication

(a)	The form of notice of a General Meeting:

(1)	The notice of a General Meeting shall include:

(i)	the agenda;

(ii)	proposed resolutions;

(iii)	with respect to a General Meeting in which it is possible to vote by way of Proxy Card- arrangements to vote by way of Proxy Card;

(iv)	if the shares of the Company are traded or listed for trade outside of Israel – any other matter that is required under the laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

The aforesaid will be as determined by the Board of Directors, unless provisions with respect thereto are set forth in the Regulations and/or in any applicable other law, regulations or rules.

(2)	A General Meeting may adopt a resolution different from that specified in the notice, if so provided under a Regulation.

(b)	Publication of notice of a General Meeting.

(1)	The Company shall not be required to deliver or serve notice ("Hodaa") of General Meeting or any adjournment thereof to any Shareholder.

(2)
Without derogating from the provisions of Article 18.5(b)(1) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of a General Meetings in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published, as applicable. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting, shall be counted as part of the days comprising any notice period with respect to such General Meeting.

18.6	Quorum

(a)	No discussion shall be held in a General Meeting unless a quorum is present at the beginning of the meeting.

(b)
A quorum for a General Meeting is the presence, within one half an hour from the time specified for commencing the meeting, of at least 2 (two) Shareholders who hold in the aggregate at least 25% of the voting rights of the Company.

(c)	If a share is jointly owned, the joint owner’s name that appears first in the Shareholders Register will attend the General Meeting. If he does not attend, the joint owner whose name appears thereafter may attend the General Meeting, and so forth.

(d)	deleted

(e)	A Shareholder who is not entitled to vote at the General Meeting will not be deemed present at a General Meeting for the purposes of calculating a quorum.

(f)	If a quorum is not present within one half hour of the time specified for the commencement of the General Meeting, the General Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the General Meeting.

(g)	If a quorum is not present within one half hour from the time set for commencing the adjourned General Meeting the General Meeting will take place regardless of whether a quorum is present; provided, however, that if the General Meeting was convened upon Shareholders' demand under Article 18.4(a)(1)(iii) above, and a quorum is not present within one half hour from the time set for the commencement of the adjourned General Meeting, the General Meeting will not take place unless the minimum Shareholders required to demand the convening of a Special Meeting under Article 18.4(a)(1)(iii) above are present.

18.7	Validity Notwithstanding Defect

(a)	Subject to any applicable law, a resolution adopted by the General Meeting shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the General Meeting in which it was adopted, unless and until such resolution is cancelled by the court at the request of a Shareholder, in accordance with the provisions of Section 91 of the Companies Law.

(b)	With respect to a defect in the time, place or manner in which a General Meeting was convened, a Shareholder who arrived at that General Meeting despite the defect shall not petition the court for the cancellation of a resolution adopted at such General Meeting.

18.8	The Chairman of the Meeting

(a)	A Chairman shall be elected for a General Meeting.

(b)
The ~~election of the~~ Chairman, if any, ~~of a General Meeting shall take place at the beginning of the General Meeting, which will be opened by the Chairman~~ of the Board of Directors, or ~~by~~ any other Director or Officer of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman of the General Meeting.

(c)	The Chairman of the General Meeting will not have a casting vote.

18.9	Postponing a General Meeting

(a)	A General Meeting at which a quorum is present may adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, to another time or place to be specified.

(b)	At an adjourned General Meeting, the only matters to be discussed will be those matters on the agenda of the General Meeting with respect to which no resolutions have been adopted.

(c)	In the event the General Meeting is adjourned for more than 21 (twenty-one) days, the Company shall provide notices of the adjourned General Meeting in same manner required hereunder for the convening of a General Meeting.

(d)	If at the adjourned General Meeting a quorum is not present within one half hour from the time set for the commencement of the meeting, the General Meeting will take place regardless of the number or aggregate voting power of the Shareholders present.

18.10	Voting at the General Meeting

(a)	Persons entitled to vote at the General Meeting:

(1)	Subject to the provisions of the Companies Law and these Articles, a Shareholder entitled to participate in a General Meeting may vote at that General Meeting.

(2)	No shareholder shall be entitled to vote at a General Meeting with respect to a specific share, unless he has paid all calls and all amounts then due by him in respect of the said share.

(3)	With respect to voting for jointly owned shares, the joint owner whose name first appears in the Shareholders Register will be entitled to vote; if he is not present, the joint owner appearing thereafter who attends the meeting may vote, and so forth.

(4)	In the event of disputes with respect to voting rights, the Chairman of the meeting shall prevail and his decision shall be final and binding.

(b)	Voting at General Meetings

(1)	Subject to special rights, conditions, privileges and/or restrictions which may be attached to a specific class of shares, each holder of share(s) which entitle their holder to vote, shall have one vote for each share held by him.

(2)	A Shareholder may vote at a General Meeting in person or by proxy, with respect to each share held by him which entitles him to vote, in accordance with Article 18.2(d) above. A shareholder who is entitled to participate and vote at a General Meeting in respect of more than one share may vote on a resolution in one direction (in favor of, against, or abstain) in respect of any part of his shares, and on the same resolution, in other directions in respect of any other part or parts of his shares.

(3)
In addition (a) a Shareholder may vote by way of Proxy Card in accordance with the provisions of the Companies Law or any other applicable law, on the matters specified therein, and provided it is completed and returned to the Company in accordance with its terms ; and (b) a Shareholder who holds shares through member of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and instructions received from the TASE member through which the Shareholder holds his or her shares.

(4)	Subject to the provisions of the Companies Law and these Articles, all resolutions at a General Meeting will be adopted by a count of votes, in which a Majority of votes cast are in favor of the adoption of the resolution.

(5)	The announcement of the Chairman of the meeting that a resolution has been adopted or rejected, unanimously or by a certain majority, will be prima facie proof thereof.

18.11	Minutes of a General Meeting

(a)	The Company will prepare, at the Chairman's responsibility, minutes of the proceedings at a General Meeting; these minutes shall be signed by the Chairman of the General Meeting.

(b)	Minutes signed by the Chairman of the General Meeting will be deemed prima facie proof of their content.

(c)	A Shareholder may review the minutes of the General Meeting and receive, upon his request, copies of such minutes.

19.	The Board Of Directors

19.1	The duties and authorities of the Board of Directors will be as provided in the Companies Law and in these Articles.

19.2	The number of the members of the Board of Directors shall be as set from time to time by resolution of the General Meeting, provided that there will be no fewer than 5 (five) nor more than 10 (ten) Directors (including External Directors, as such term is defined in the Companies Law).

19.3	Appointment of Directors

(a)
A Director, who is not an  External Director, will be appointed by the ~~Annual~~ General Meeting and will serve until the conclusion of the next Annual Meeting. A Director appointed by a General Meeting shall commence serving at the conclusion of the General Meeting in which he or she was appointed, unless a later date for the commencement of his or her tenure was specified in the resolution by which he was appointed.

(b)	The Board of Directors may appoint a Director to fill the place of a Director whose appointment has expired during the term, and may appoint a Director(s) if the number of Directors then serving falls below the minimum number specified in Article 19.2 above. A Director so appointed shall commence his tenure from the date of his appointment, and will serve until the end of the next General Meeting following his appointment, which has on its agenda the appointment of Directors and in which Directors are appointed; such a Director may be reappointed by such General Meeting.

(c)	In the event that the tenure of a Director expires, or that the number of Directors then serving shall fall beneath the minimum number set forth in Article 19.2 above, the Board of Directors may continue to act, provided that the number of Directors then serving shall be no fewer than half of said minimum number of Directors. In the event that the number of serving Directors shall fall below half of the minimum number set forth in Article 19.2 above, the Board of Directors shall act only in an emergency and in order to convene a General Meeting for the election of Directors.

19.4	RESERVED

19.5	The expiration of the term of a Director

The term of a Director shall expire in any of the following instances and any other instance provided under the Companies Law:

(a)	Upon his death.

(b)	If he is found to be non compos mentis.

(c)	Upon his resignation.

(d)	Upon his removal by a resolution of the General Meeting of the Company.

(e)	In the event he or she has been declared bankrupt; or if a legal entity - it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto.

19.6	Alternate Director

(a)	A Director may appoint, dismiss and/or replace an individual who is qualified to serve as a director and who is not then a Director, as an Alternate Director. The appointment, replacement and/or dismissal of an Alternate Director shall be by written notice by the appointing Director either to the Company or to the Chairman of the Board of Directors of the Company. Upon the expiration or termination of the tenure of the appointing Director, the tenure of the Alternate Director appointed by him will also expire.

(b)	An Alternate Director will not be entitled to participate or vote at a meeting of the Board of Directors at which the appointing Director is present.

(c)	An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

19.7	The Chairman of the Board of Directors

(a)	Subject to the Companies Law, the Board of Directors may appoint a Chairman of the Board of Directors from amongst its members, by a resolution adopted by a Majority of votes.

(b)	The term of office of the Chairman of the Board shall be until the earlier of the termination of his tenure as a director and the adoption of a resolution as to the termination of his office as Chairman.

(c)	The Board of Directors may appoint a deputy and/or alternate Chairman of the Board of Directors.

(d)	The Chairman of the Board of Directors shall conduct the meetings of the Board of Directors and sign the minutes of the meeting. In the event that the Chairman of the Board of Directors is not present at a meeting of the Board of Directors or is unable to fulfill his position, his position will be filled by the Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed), who shall then have the authority of the Chairman of the Board of Directors.

(e)	If both the Chairman of the Board of Directors and Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed) are absent from a meeting of the Board of Directors, the Board of Directors shall appoint at the commencement of the meeting one of its members to chair the meeting and to sign the minutes of the meeting.

Neither the Chairman of the Board of Directors nor another Director appointed to chair a meeting of the Board of Directors, including the alternate or Deputy Chairman, shall have an additional or casting vote.

19.8	Meetings of the Board of Directors

(a)	Convening meetings of the Board of Directors and their location

(1)	The Board of Directors will convene meetings as dictated by the needs of the Company, and at least once every three (3) months.

(2)	Each meeting of the Board of Directors shall be held in the registered Office of the Company, unless the Board of Directors otherwise resolves. If a meeting of the Board of Directors shall take place outside of Israel, the Company will bear travel and other reasonable expenses of the Directors incurred due to their participation in the meeting.

(3)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, subject to sub-Article (c) below.

(4)	The Chairman of the Board of Directors shall convene a meeting of the Board of Directors without delay, subject to sub-Article (c) (1) below, upon the demand of any two Directors, or if the Board of Directors has at such time five or fewer serving Directors – upon the demand of one Director.

(b)	The Agenda at Board Meetings

(1)	The Agenda of the meetings of the Board of Directors shall be specified by the Chairman of the Board of Directors and will include all of the following:

(a)	matters specified by the Chairman of the Board of Directors, if any;

(b)	any matter which a Director or the General Manager has requested that the Chairman of the Board of Directors include in the Agenda of that meeting, within a reasonable time prior to the scheduled meeting of the Board of Directors;

(c)	a matter for the discussion and/or resolution of which a Director has requested to convene a meeting of the Board of Directors;

(2)	The Agenda at a meeting of the Board of Directors which is to be convened, in accordance with the provisions of the Companies Law, by a Director and/or by the General Manager and/or by the Auditor, shall include those matters for discussion and/or resolution of which said meeting of the Board of Directors has been convened.

(c)	Notices of Meetings of the Board of Directors

(1)	Notice of the meeting of the Board of Directors shall be given to each Director orally or in writing, a reasonable time prior to the time of the meeting but not less than 48 hours prior to that meeting; provided, however, that in urgent cases, and with the approval of the majority of the members of the Board of Directors, the Board of Directors may convene without giving any prior notice.

(2)	The time and place at which the meeting will be convened will be specified in the notice in reasonable detail, in addition to the items on the agenda of said meeting.

(3)	Notice of the meeting of the Board of Directors shall be given to each Director at his last address provided by him to the Company.

(4)	At the meeting of the Board of Directors, only matters specified on the agenda will be discussed, unless all of the Directors are present at the meeting and have agreed to discuss a matter not on the Agenda.

(d)	Participation in meetings of the Board of Directors

(1)	Subject to the provisions of the Companies Law and these Articles, any Director and/or Alternate Director, as the case may be, may participate in the meetings of the Board of Directors.

(2)	The General Manager may participate in Meetings of the Board of Directors and so may an Officer or another person invited to participate by the Chairman of the Board of Directors, by a Director and/or by the Board of Directors.

(3)	Notwithstanding the above, the Board of Directors shall be entitled to prevent any person who is not a Director or an Alternate Director from being present at meetings of the Board of Directors.

(e)	Quorum

(1)	The quorum required to commence a meeting of the Board of Directors shall be a majority of the members of the Board of Directors then serving who are not prevented under the Companies Law from participating in the meeting, but in no event less than two Directors.

(2)	No discussion shall be held at a meeting of the Board of Directors unless at the beginning of the meeting a quorum is present.

(3)	If within one-half hour from the time set for commencing the meeting of the Board of Directors, a quorum is not present, the meeting will be adjourned to the following day at the same place and at the same time. If at such adjourned meeting of the Board of Directors a quorum is not present within a half an hour from the time set for commencing said adjourned meeting, the meeting may be held, and resolutions may be adopted, regardless of the number of participants.

(f)	Postponing a Meeting of the Board of Directors

(1)	At a meeting of the Board of Directors in which a quorum is present, the Board of Directors may resolve to adjourn the meeting to another time. At an adjourned meeting as aforesaid, only those items which were on the agenda for the original meeting but with respect to which no resolution was adopted, may be discussed.

(2)	If a meeting of the Board of Directors is adjourned, the Company shall notify all of those Directors who were not present at such meeting, of the postponement.

(3)	In the event that a meeting of the Board of Directors has been adjourned as aforesaid for more than 7 (seven) days, the Company will notify all of the Directors of the adjourned meeting.

(g)	Voting and the Adoption of Resolutions at Meetings of the Board of Directors

(1)	Each Director shall have 1 (one) vote.

(2)	Resolutions of the Board of Directors will be adopted by a Majority of all of the Directors voting with respect thereto.

(h)	Minutes of the Board of Directors

(1)	The Company shall prepare, at the responsibility of the Chairman of the Board of Directors, minutes of all of the procedures of the Board of Directors; these minutes shall be signed by the Chairman of the meeting.

(2)	Minutes approved and signed by the Chairman of the Board of Directors or by the Chairman of the meeting shall be prima facie proof of the contents thereof.

(i)	Holding Meetings of the Board of Directors by Telecommunications

(1)	The Board of Directors may hold meetings by any means of telecommunications, including video or telephone conference, provided that all of the Directors participating may hear each other simultaneously.

(2)	All participants in a meeting by telecommunications shall be deemed present at the meeting of the Board of Directors.

(j)	Adopting a Resolution of the Board of Directors without Meeting

(1)	The Board of Directors may adopt resolutions without convening a Meeting, providing that all of the Directors entitled to participate in and vote at the meeting have agreed thereto.

(2)	In the event a resolution has been adopted without convening as aforesaid, the Chairman of the Board of Directors, and if there is no Chairman, the Director who initiated the resolution, shall record the minutes of such resolution and affix thereto the signatures of all of the Directors. Those minutes shall be deemed to be minutes of the Meeting of the Board of Directors.

(k)	Validity Notwithstanding Defect

Subject to any applicable law, a resolution adopted by the Board of Directors shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the meeting in which it was adopted.

19.9	Committees of the Board of Directors

(a)	The Board of Directors may establish committees and appoint members thereto from amongst the members of the Board of Directors (hereinafter: “Committees of the Board of Directors”).

(b)	Subject to the provisions of the Companies Law and these Articles, the Board of Directors may delegate its authority to Committees of the Board of Directors and determine the framework of the authority and the actions of the Committees of the Board of Directors.

(c)	A resolution adopted, or an action taken, by a Committee of the Board of Directors with respect to a matter which the Board of Directors has delegated to it, shall be deemed a resolution adopted or an action taken by the Board of Directors.

(d)	Committees of the Board of Directors shall report to the Board of Directors regarding their resolutions or recommendations requiring Board of Directors' approval, a reasonable time prior to the meeting of the Board of Directors in which they are brought for discussion and approval.

(e)	Subject to sub-Article 20.4 below, procedural provisions applying to the Board of Directors will also apply to Committees of the Board of Directors, mutatis mutandis.

(f)	Resolutions of the Committees of the Board of Directors, other than Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote.

(g)	Subject to sub-Article 20.4 below, minutes of the Committees of the Board of Directors shall be prepared, signed and kept in the same manner as minutes of the Board of Directors, mutatis mutandis.

(h)	Subject to the Companies Law, the Board of Directors may cancel a resolution of a Committee of the Board of Directors and may revoke the delegation of authority, in whole or in part, to Committees of the Board of Directors; provided that any cancellation or revocation as aforesaid will not derogate from a resolution upon which the Company has acted in connection with a third party who is not aware of its cancellation or revocation.

19.10	Miscellaneous

(a)	Actions taken by or pursuant to resolutions of the Board of Directors, by a Committee of the Board of Directors or by any person serving as a Director shall be valid and effective notwithstanding that it is subsequently discovered that there was a defect in the appointment of the Directors or the aforesaid Committee, or all or part of the Directors were unqualified, as if each of the Directors had been properly and legally appointed and all of them were qualified to serve as Directors, or as if the Committee had been appointed lawfully.

(b)	The General Meeting may approve any Action taken by the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Board of Directors.

(c)	The Board of Directors may approve any Action within the scope of its authority, which was taken by a Committee of the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Committee of the Board of Directors.

20.	Audit Committee

20.1	The Board of Directors shall appoint from amongst its members an Audit Committee of at least three members designated by the Board of Directors, in which most members shall be Independent Directors, as such term is defined in the Companies Law, and each of the External Directors shall be a member.

20.2	The chairman of the Audit Committee shall be an External Director.

20.3	Resolutions of the Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote, provided that such Majority shall consist of Independent Directors, out of which at least one director shall be an External Director.

20.4
The duties and authorities of the Audit Committee, shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded. Procedural requirements applying to the Audit Committee shall be as provided in the Companies Law

21.	The General Manager

21.1	The Company shall appoint one or more General Managers to the Company.

21.2	The General Manager will be appointed and/or dismissed by the Board of Directors. The terms of the General Manager’s employment shall be decided in accordance with the applicable procedure required under the Companies Law.

21.3	The General Manager shall be responsible for the general management of the Company’s affairs, within the framework of the policies set by the Board of Directors, and subject to the directives of the Board of Directors.

21.4	The General Manager shall have all management and executive authorities of the Company not assigned in these Articles or under the Companies Law to another organ of the Company.

21.5	The General Manager shall report to the Board of Directors.

21.6	The Board of Directors may direct the General Manager how to act in a given matter; and should the General Manager fail to execute such a directive, the Board of Directors may then exercise the authority required to implement the directive in his stead. Without derogating from the aforesaid, The Board of Directors may assume any authority otherwise given to the General Manager, for a specific purpose or for a specific period of time which shall not exceed the necessary period of time required under the circumstances.

21.7	In the event that the General Manager is unable to exercise his authority, the Board of Directors may appoint a Director to exercise such authority in his stead for as long as such exercise is necessary under the circumstances.

22.	Internal Auditor

22.1	The Board of Directors shall appoint an Internal Auditor, upon the recommendation of the Audit Committee.

22.2	The Internal Auditor shall report to the Chairman of the Board of Directors.

22.3	The duties and authorities of the Internal Auditor shall be as provided in the Companies Law.

23.	Auditor

23.1	Appointment of an Auditor

(a)	The Company will appoint a certified accountant to be an Auditor. The Company may appoint several Auditors to conduct the audit jointly.

(b)	An Auditor will be appointed at each Annual Meeting and will serve in his position until the end of the following Annual Meeting, or until a later time determined by the General Meeting, provided that an Auditor shall serve no longer than until the end of the third Annual Meeting after the Annual Meeting in which he was appointed. An Auditor who has completed a period of appointment as aforesaid may be reappointed.

(c)	In the event the position of Auditor has become vacant and the Company does not have an additional Auditor, the Board of Directors shall convene a Special Meeting as soon as possible to appoint an Auditor.

(d)	The position, authorities and duties of the Auditor shall be as provided in the Companies Law. The Audit Committee of the Company shall have the authority to

24.	Secretary

24.1	The Board of Directors may appoint a Secretary to the Company, may dismiss the Secretary and appoint another in his stead, and may determine the remuneration and terms of service thereof.

24.2	The Secretary will prepare and conduct the minutes, documents, books of records, registers and reports which the Company must maintain and/or safe keep and/or submit to the Registrar of Companies or any other authority, and will fulfill the duties assigned to him by the Board of Directors. The Secretary of the Company may sign on behalf of the Company documents and reports to be submitted to the Registrar of Companies.

25.	Rights Of Signature And Stamp Of The Company

25.1	The Board of Directors will determine the stamp and/or seal of the Company.

25.2	The Board of Directors will designate the persons authorized to sign on behalf of the Company and the form of signature.

25.3	Without derogating from the aforesaid, documents and/or reports or notices to the Registrar of Companies may also be signed by the Secretary.

26.	Financial Reports

26.1	The Company will keep books of account and will prepare Financial Reports as required under any applicable law.

26.2	The Audited Financial Reports will be approved by the Board of Directors as provided under any applicable law.

27.	Dividends And Bonus Shares

27.1	General

(a)	A Shareholder shall be entitled to receive only such dividends and/or bonus shares as the Company may resolve to distribute, if any.

(b)	The distribution of dividends and the issuance of bonus shares shall be within the authority of the Board of Directors.

(c)	The Shareholders entitled to a dividend and/or bonus shares, as the case may be, shall be those Shareholders who are Shareholders at the time of the adoption of the resolution to distribute such dividend or bonus shares, or at such later date as may be provided in such resolution (hereinafter: the “Ex-dividend Date”).

(d)	Dividends and/or bonus shares distributed by the Company will be distributed pro rata to the par value of each share.

(e)	Notwithstanding the aforesaid, in the event that the Company has shares with different rights, dividends and/or bonus shares distributed by the Company will be distributed in accordance with the rights attached to its shares with respect to dividend and/or bonus shares.

(f)	In the event that a Shareholder has not rendered payment to the Company in full of the consideration then due to the Company for the Shares issued to him, he will be entitled to a dividend and/or bonus shares with respect only to a number of shares proportionate to the amount paid or credited as of the Ex-Dividend Date, pro rata temporis, on account of the consideration then due.

27.2	Distribution of Dividends

(a)	The Company may distribute dividends subject to and in accordance with the provisions of the Companies Law.

(b)	Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Share Registry.

27.3	Distribution of Bonus Shares

(a)	Subject to the provisions of the Companies Law, the Board of Directors may issue bonus shares.

(b)	In the event that bonus shares are distributed, the Company shall convert to share capital, by resolution of the Board of Directors, a portion of its profits and/or premium paid to it on shares and/or from any other source included in its equity in accordance with the latest Financial Statements, an amount equal to the par value of the Bonus Shares.

(c)	As part of any resolution with respect to the distribution of Bonus Shares, the Board of Directors will empower a person to sign the allotment agreement of Bonus Shares on behalf of the Shareholders.

28.	The Office

28.1	The Company shall maintain a registered office in Israel, to which any notice to the Company may be submitted (hereinafter: the “Office”).

28.2	Subject to Article 28.1 above, the Company may change the address of the Office, as may be determined from time to time by the Board of Directors.

29.	The Shareholders Register

29.1	The Company will maintain a Shareholders Register and a Material Shareholders Register in accordance with the Companies Law.

29.2	The Shareholders Register will be prima facie proof of the content thereof in the case of any conflict between the content of the Shareholders Register and that of any Share Certificate.

29.3	All reports received by the Company under the Securities Law with respect to the shareholdings of Material Shareholders will be kept in the Material Shareholders Register.

29.4	Modifying and Amending the Shareholders Register

The Company shall change the registration of ownership of shares in the Shareholders Register and, where applicable, in the Material Shareholders Register, in any of the following cases:

(a)	The Company has received a Share Transfer Deed in accordance with Article 16 hereinabove, and the Board of Directors has not declined to transfer the shares.

(b)	It has been proven to the Company that the conditions for transferring the shares have been fulfilled.

(c)	The Board of Directors is convinced that there is an error in the content of the Shareholders Register.

(d)	Any other circumstances constituting sufficient cause, in accordance with these Articles or the Companies Law, to record a change in the Shareholders Register, including assignment of the shares by operation of law.

(e)	The Company has received a court order to change the Shareholders Register.

29.6	Additional Shareholders Register outside Israel

The Company may maintain an additional Shareholders Register outside of Israel, in which case the Company shall record in its primary Shareholders’ Register the number of shares recorded in the aforesaid additional Shareholders Register and, if such shares are numbered, the serial numbers of those shares recorded in said additional Shareholders Register. Other procedures regarding said additional Shareholders Register shall be determined by the Board of Directors, to the extent they are not set forth in the Regulations.

29.7	Inspecting the Shareholders Register

The Shareholders Register and the Material Shareholders Register shall be open for inspection by any person.

30.	Directors Register

The Company will maintain a Directors Register, which shall contain a listing of the names and addresses of the Directors of the Company and their Alternates, in accordance with the Companies Law.

31.	Encumbrances Register

31.1	The Company will maintain an Encumbrances Register which will include:

(a)	Encumbrances placed upon specific assets of the Company.

(b)	Floating charges on the Company’s enterprise and property.

31.2	The Encumbrances Register will be kept at the Office, together with copies of any documents creating or placing an encumbrance.

31.3	The Encumbrances Register, together with copies of the documents set forth in Article 31.2 above, will be open for inspection, free of charge, by any Shareholder or creditor of the Company.

31.4	The Encumbrances Register will be open for inspection by any person other than a Shareholder of creditor of the Company, for a fee in such amount as may be determined by the Company from time to time, provided however that the amount of such fee shall not exceed the maximum amount specified in the Regulations..

32.	The Register Of Secured Debenture Holders

32.1	The Company will maintain a Register of Secured Debenture Holders, in which the name of each Secured Debenture Holder, the amount of any Debenture, the interest thereupon, the date of payment thereof and the encumbrance given as security for the Debenture, will be entered.

32.2	The Debenture Holders Register will be maintained in the Office, together with a copy of a Debenture from each Series of Debentures issued by the Company.

32.3	The Debenture Holders Register and copies of Debentures as provided in 32.2 above will be open for inspection by Shareholders and Debenture Holders; provided, however, that the Board of Directors may resolve to close same for a period or periods of time not exceeding, in the aggregate, 30 (thirty) days in each calendar year.

33.	Notices

33.1	Notices to shareholders and other documents delivered to the Shareholders registered in the Shareholders Register (hereinafter: “Notices”) shall be delivered to such Shareholders personally, by mail or facsimile transmission, or by electronic mail, to the address recorded in the Shareholders Register.

33.2	A Notice delivered personally shall be deemed received by the Shareholder upon its delivery. A Notice sent by facsimile transmission or by electronic mail shall be deemed received by the Shareholder on the business day following the day on which it was sent. A Notice sent by mail shall be deemed received by a Shareholder whose address is in Israel 72 hours after its delivery or, if the address of a Shareholder is outside of Israel, within 120 hours after the Notice is delivered to a post office in Israel.

FORM OF PROXY CARD

CAMTEK LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 20, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 16:00 p.m. on Thursday, September 20, 2018 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

September 20, 2018

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, AND 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Approval of an amendment to the Company's Articles of Association.	☐	☐	☐
2. Election of Prof. Chezy Ofir to serve as a director of the Company until the conclusion of the 2019 annual general meeting of shareholders.	☐	☐	☐

3. Election of two external directors for a term of three years each:

3.1.          Ms. Yael Andorn

Do you have a "personal interest" in item 3.1?

Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Camtek, that is affiliated with such person, has a personal interest in the adoption of the proposal.

Please note - you do not have a personal interest in the adoption of this proposal just because you own our shares.

For further information regarding "personal interest", please see the explanation under Item C of the Proxy Statement.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 3.1.

	☐ YES	☐ NO	☐

3.2. Prof. Yossi Shacham-Diamand	☐	☐	☐

Do you have a "personal interest" in item 3.2?
[please find explanation regarding "personal interest" under item 3.1 above].

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 3.2.

	YES	NO

Are you a "controlling shareholder"?

Under the Companies Law, in general, a person will be deemed to be a "controlling shareholder" if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER.

	YES	NO

4. Approval of equity grants to our directors who are not controlling shareholders.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address.   ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                             Date

Signature of Shareholder                             Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.